Filed by BOA Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Selina Hospitality PLC

Commission File No.: 001-40102

SELINA DELIVERS STRONG FIRST QUARTER 2022 PERFORMANCE

Q1 2022 Total Revenue of $39.9 million, a 150.8% increase Y-o-Y

Continues positive momentum from record-setting full-year 2021

Provides update on timing of proposed business combination with BOA Acquisition Corp.

NEW YORK (June 6, 2022) – Selina, the fast-growing lifestyle and experiential hospitality brand targeting Millennial and Gen Z travelers which has entered into a business combination agreement with BOA Acquisition Corp. (NYSE: BOAS), today announced that the company generated first quarter 2022 Total Revenue of $39.9 million, a 150.8% increase from the first quarter of 2021. Selina’s portfolio of 155 open and secured properties that span the globe produced strong quarterly operational results, continuing the positive momentum from a record-setting 2021.

Rafael Museri, Selina’s Co-Founder and Chief Executive Officer, said, “Selina’s solid first quarter performance builds on our great momentum from 2021 and showcases the connectivity of the Selina brand with local guests, remote workers and digital nomads alike. I’m incredibly proud of the improvement that we have been able to achieve during these continued challenging times, increasing our quarterly revenue by 1.5x the same period last year. Our performance at the unit-level continues to improve, with a Unit-Level Contribution margin increase for the quarter of 14.7% year-over-year, putting us on the path to reach profitability. We continue to actively expand Selina’s portfolio, having collectively signed or opened 11 properties around the world in the first quarter of 2022. We have high conviction in the strength of Selina’s rapidly-expanding and differentiated platform to meet the sizable and growing market need and are steadfast in Selina’s commitment to redefine the hospitality experience for the next generation of travelers.”

Selina continues to demonstrate the power of its proprietary technology to identify underperforming hotels around the world, the strength of its partnerships with local real estate owners to finance conversion costs, and the efficiency of its renovation and management processes to transform assets into unique cultural destinations. As previously announced, during the first quarter, Selina opened five new locations in Israel, Australia and Brazil and signed another six locations in Morocco, Portugal, the United Kingdom and Israel.

Furthermore, Selina’s leadership team continues to strengthen, adding some key hires since January 2022 as it prepares to accelerate its multi-year growth plan, which includes expanding its global network of unique destinations as well as introducing new products and brand partnerships. Lena Katz, Chief Technology Officer, and Eyal Amzallag, Chief Operations Officer, are the latest highly experienced executives to join Selina’s management team. In addition to promoting Steven Ohayon to Head of Strategy, Selina also announced the appointment of Sam Khazary as Senior Vice President and Global Head of Corporate Development earlier this year.

On December 2, 2021, Selina announced a proposed merger with BOA Acquisition Corp. (NYSE: BOAS), a publicly traded special purpose acquisition company. The transaction, which is subject to customary closing conditions, is now expected to close in the third quarter of 2022.

First Quarter 2022 Financial Results and Operational Highlights:

•	Total Revenue of $39.9 million, a 150.8% increase Y-o-Y

•	Unit-Level Contribution improvement to ($1.6) million from ($2.9) million, with Unit-Level Contribution margin improvement by 14.7% to (4.3%) from (19.0%) Y-o-Y

•	Average quarterly Occupancy Rate of 51.1%, an increase of 57.1% Y-o-Y

•

Total Amount of Open Bedspaces and Open and Secured Bedspaces totaled 24,577 and 39,600, respectively as of March 31, 2022, an increase of 3,826 and 3,126 bedspaces, respectively from December 31, 2021

About Selina

Selina is one of the world’s largest hospitality brands built to address the needs of Millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Founded in 2014, each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations around the world – from urban cities to remote beaches and jungles. Selina’s portfolio includes 155 open or secured properties across 25 countries and six continents.

To learn more, visit www.selina.com or follow Selina on Instagram, Facebook, Twitter or YouTube. Download the Selina app on the App Store or Google Play.

Non-GAAP Financial Measures

This press release includes Unit-Level Contribution and Unit-Level Contribution margin, which are non-GAAP financial measures. Selina believes that these non-GAAP financial measures provide useful information to investors about Selina’s business and financial performance, enhance their overall understanding of Selina’s past performance and future prospects, and allow for greater transparency with respect to metrics used by Selina’s management in their financial and operational decision making. Selina is presenting these non-GAAP financial measures to assist investors in seeing Selina’s business and financial performance through the eyes of management, and because management believes that these non-GAAP financial measures provide an additional tool for investors to use in comparing results of operations of Selina’s business over multiple periods with other companies in Selina’s industry.

There are limitations related to the use of these non-GAAP financial measures, including that they exclude significant expenses that are required by GAAP to be recorded in Selina’s financial measures. Other companies may calculate non-GAAP financial measures differently or may use other measures to calculate their financial performance, and therefore, Selina’s non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any measures derived in accordance with GAAP.

Selina’s investors and others are encouraged not to rely on any single financial measure, including Unit-Level Contribution and Unit-Level Contribution margin.

Unit-Level Contribution

Unit-Level Contribution is defined as Adjusted EBITDA excluding (i) impact of corporate overhead costs, (ii) pre-opening and cost of non-operated spaces (operating costs incurred prior to opening a new location as well as costs associated with physical space within opened locations where that space is not operational), and (iii) loss from non-Selina branded operations (losses derived from new leased properties not operating as a hotel under the Selina brand).

Adjusted EBITDA is defined as EBITDA, net non-operating and other income (expense), and impairment losses and further excluding non-cash stock-based compensation expense while adding back the annual rent expense on leases which have been capitalized under IFRS.

Unit-Level Contribution Margin

Unit-Level Contribution margin is defined as Unit-Level Contribution as a percentage of Total Revenue less Remote Year Revenue. The Remote Year business is separate to Selina’s ongoing operations and is treated as a separate unit for operational purposes.

Key Metrics

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina’s business, measure Selina’s performance, identify trends affecting Selina’s business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina’s processes for calculating Selina’s internal metrics to improve their accuracy.

Total Open Bedspaces

The number of open bedspaces reflects the total number of potential bedspaces available for sale at the end of any given period. Open bedspaces is a metric used by Selina to measure the sleeping capacity of a given property. Every 5.5m2 of accommodation (sleeping room) area in a property equals one bedspace. Selina’s rooms are designed to be convertible into different modalities and with distinct bed configurations. For example, Selina offers “Standard” accommodations with one double bed, “Twins” accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to eight people. Accordingly, management views the number of open bedspaces, instead of the number of physical beds, to give a static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

Given that a majority of Selina’s revenues are derived from the sale of rooms or individual beds, management views the number of open bedspaces as an important driver and indicator of Selina’s revenue and as a key indicator of Selina’s scale.

Occupancy Rate

Management views occupancy rates as a key indicator of revenue, as this metric measures Selina’s ability to attract and retain guests, which in turn directly relates to Selina’s revenue and financial performance. Occupancy rate is defined as the number of physical beds sold divided by the total number of physical beds available for sale, over any given period.

Additional Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed business combination between BOA Acquisition Corp. (NYSE: BOAS) and Selina (the “Business Combination”). In connection with the proposed Business Combination, Selina intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of BOAS and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of BOAS as of a record date to be established for voting on the Business Combination. Stockholders of BOAS and other interested persons are advised to read, when available, the preliminary proxy statement and amendments thereto, and the definitive proxy statement because these documents will contain important information about BOAS, Selina, and the proposed transactions contemplated by the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents, once available, and BOAS’ other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Participants in Solicitation

BOAS, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOAS is set forth in BOAS’ filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the SEC as indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the timing of closing the Business Combination, Selina’s value proposition, and expectations or plans of Selina’s management, including, without limitation, its plan to accelerate its multi-year growth plan. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOAS or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations and the affects, if any, on the proposed financing; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination and the proposed financing disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination and the proposed financing; (7) the ability to recognize the anticipated benefits of the Business Combination and the proposed financing, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination and the proposed financing; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination and the proposed financing; and (12) other risks and uncertainties to be contained in the proxy statement/prospectus to be filed after the date hereof. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.

Contacts

ICR for Selina

Selina@icrinc.com

To explore Selina real estate partnership opportunities, please contact partnerships@selina.com